The LYC Products Company, Inc (the "Company") an Illinois Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018 & 2019

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The LYC Products Company, Inc

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Vince Mongio, CPA, CIA, CFE, MACC
November 18th, 2020
Vincenzo Mongio

Statement of Financial Position

Amounts in US Dollars

	Year Ended December 31,	
	2019	2018
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,161	2,000
Total Current Assets	9,161	2,000
Noncurrent Assets		
Platform Development Costs	197,700	18,000
Total Noncurrent Assets	197,700	18,000
TOTAL ASSETS	206,861	20,000
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest	3,518	-
Total Current Liabilities	3,518	-
Long-Term Liabilities		
Convertible Notes	150,000	
Total Long-Term Liabilities	150,000	-
Total Liabilities	153,518	-
Equity		
Owner's Equity		
Additional Paid Capital	246,290	26,133
Common Stock	2,000	2,000
Accumulated Deficit	(194,947)	(8,133)
Total Equity	53,343	20,000
TOTAL LIABILITIES AND EQUITY	206,861	20,000

Statement of Operations

Amounts in US Dollars

	Year Ended December 31,	
	2019	2018
REVENUE	-	-
COST OF SALES		
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising & Marketing	49,113	1,142
General & Administrative	116,183	2,491
Rent and Lease	18,000	4,500
TOTAL OPERATING EXPENSES	190,332	8,133
OPERATING PROFIT (LOSS)	(190,332)	(8,133)
OTHER INCOME/EXPENSES		
Interest Expense	3,518	
TOTAL OTHER INCOMES/EXPENSES	3,518	-
NET OPERATING LOSS	(186,814)	(8,133)

Statement of Cash Flows

Amounts in US Dollars

	Year Ended December 31,	
	2019	2018
OPERATING ACTIVITIES		
Net Income	(186,814)	(8,133)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Platform development cost	(179,700)	(18,000)
Accrued Interest	3,518	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(176,182)	(18,000)
Net cash provided by operating activities	(362,996)	(26,133)
FINANCING ACTIVITIES		
Notes Payable	150,000	
Additional Paid Capital	220,156	26,133
Common Stock		2,000
Net cash provided by financing activities	370,156	28,133
Net cash increase for period	7,161	2,000

Statement Changes in Shareholder Equity

Amounts in US Dollars

	Common Stock				
	# of Shares	**Amount**	**Additional Paid-In Capital**	**Retained Earnings**	**Total Stockholder's Equity**
Balance as of August 8, 2018	-	-	-	-	-
Purchase of Common Stock	880	-	2,000	-	2,000
Additional Paid in Capital	-	-	26,133	-	26,133
Net Loss	-	-	-	(8,133)	(8,133)
Balance as of December 31, 2018	880	-	28,133	(8,133)	20,000
Additional Paid in Capital	-	-	220,156	-	220,156
Net Loss	-	-	-	(186,814)	(186,814)
Balance as of December 31, 2019	880	-	248,290	(194,947)	53,343

The LYC Products Company, Inc
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

The unaudited financial statements have been prepared to present the financial position and results of operations of The LYC Products Company ("LYC"). The financial statements include information from inception (August 8, 2018) through December 31, 2019.

LYC was incorporated in the State of Illinois on August 8, 2018.

LYC, The LYC Products Company is a Chicago based wellness company. We have built a wellness platform where people, companies and organizations can create wellness experience and activities, connect with liked minded people and form both public and private groups. You access the platform via the LYCPLEDGE MOBILE APP.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Capitalized Software Costs

The company capitalizes costs of producing its platform incurred subsequent to establishing technological feasibility consistent with the Agile Approach for accounting software development for external use. Beta testing of app continued in 2020 despite the app being made available to the public via the Apple App Store and the Google App Store. The app was only made available via app stores to gain beta testers. Only vendor development cost has been capitalized as all internal labor cost related to development have been expensed. Costs incurred prior to establishing technological feasibility were expensed as incurred. As of December 31st, 2019 and 2018, the company had unamortized software development costs of $197k and $18k respectively. The company evaluates the recoverability of intangible assets by comparing the net realizable value of future cash flows to the carrying amount of capitalized development costs.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Leases

The company leases office space on a month to month basis and management has determined this lease to be an operating lease. As such, the lease obligations are expensed as incurred.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Convertible Notes

The company has entered into two convertible note agreements for the purposes of funding operations. The interest on the notes were both 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from June-September 2021.

Conversion Features

Qualified Financing

In the event that the Company issues and sells shares of its equity securities to investors while the notes remain outstanding in an equity financing with total proceeds to the Company of not less than $3,000,000, then the outstanding principal amount of the Notes and any unpaid accrued interest shall automatically convert in whole without any further action by the Holders into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing.

Change of Control

If the Company consummates a Change of Control while the notes remain outstanding, the Company shall repay the Holders in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of the notes, a "Change of Control' means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

The notes have additional customary bad actor and warranty provisions.

Debt Principal Maturities 5 years subsequent to 2019

Year	Amount
2020	-
2021	150,000
2022	-
2023	-
2024	-

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The company has authorized 10,000 common shares with no par value. 880 and 880 shares were issued and outstanding as of 2018 and 2019 respectively.

Note 6 - Related Party Transactions

None

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 18th, 2020, the date these financial statements were available to be issued. No events require disclosure or recognition.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.